UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

JDA Software Group, Inc.

(Name of Subject Company)

JDA Software Group, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

46612K108

(CUSIP Number of Class of Securities)

Hamish N. Brewer

President and Chief Executive Officer

JDA Software Group, Inc.

14400 North 87th Street

Scottsdale, Arizona 85260

(480) 308-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Steven D. Pidgeon, Esq.

DLA Piper LLP (US)

2525 East Camelback Road, Suite 1000

Phoenix, Arizona 85016

(480) 606-5124

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 8.01 and 9.01 of the Current Report on Form 8-K filed by JDA Software Group, Inc., on November 1, 2012 (including all exhibits attached thereto) are incorporated herein by reference.

JDA Software Group, Inc. issued the following press release on November 1, 2012

JDA and RedPrairie to Merge, Establishing Global Enterprise Software Company that will Provide

Customers Comprehensive Planning and Execution Solutions

Combination will deliver unique capabilities that retailers and manufacturers require to meet the demands of hyper-connected consumers

ATLANTA, GA and SCOTTSDALE, AZ – November 1, 2012 – RedPrairie and JDA Software [NASDAQ: JDAS], recognized leaders in enterprise software and services for the extended supply chain, announced today that JDA and affiliates of RedPrairie have entered into a definitive merger agreement. The combined entity will offer a broad portfolio of solutions and services to manage global supply chains—from raw materials, to finished products, into the hands of consumers—through any channel.

Under the terms of the merger agreement, entities affiliated with RedPrairie will affect a cash tender offer to acquire all outstanding shares of JDA common stock for $45 per share. The $45 per share offer price represents a 33 percent premium to JDA’s stock price on October 26, 2012 – the day before market rumors surfaced stating JDA was exploring a sale. The offer price also represents a 16 percent premium to JDA’s all-time high stock price. The transaction has a total enterprise value of approximately $1.9 billion. The Board of Directors of JDA has approved the transaction, which will create one of the largest global software companies with combined revenues of over $1 billion.

To address ever-increasing complexities, manufacturers and retailers increasingly seek best-of-breed solutions and specialized domain expertise for planning and execution. JDA’s heritage of pioneering market-leading supply chain planning, merchandising and pricing solutions is a perfect strategic fit with RedPrairie’s heritage in warehousing, workforce management, store operations and e-commerce. This unique combination will provide retailers and manufacturers with extraordinary capabilities to meet the needs of hyper-connected, mobile consumers.

Following completion of the transaction, Hamish Brewer is expected to lead the combined company as its CEO. Mr. Brewer has more than 20 years of industry experience and a proven track record of successfully integrating large businesses.

RedPrairie’s CEO, Michael Mayoras will remain on the board of the combined company.

“This transaction generates tremendous value for JDA shareholders, offering them a meaningful premium for their shares,” said Hamish Brewer, president and CEO of JDA. “This is a strong combination of two leading companies with highly complementary product suites. It will give businesses the power to better manage global commerce through a new world of capabilities. The combined company will have a unique ability to address our customers’ increasingly complex needs with a full spectrum of solutions for planning and execution across the entire value chain.”

Chairman of the Board of RedPrairie, Alok Singh commented, “We believe that this combined company will deliver a strong ROI and extraordinary customer value for both B2B and B2C enterprises. It will be the single best source of software products and domain expertise for manufacturers and retailers. Both companies share a history of innovation including, JDA’s leadership in cloud offerings and RedPrairie’s strength in workforce management and e-commerce.”

RedPrairie CEO, Michael Mayoras said, “This merger establishes a company perfectly suited to meet the evolving demands of the ‘always-on’ mobile consumer. Both companies have historically demonstrated their leadership in supply chain innovation. I look forward to committing myself to the success of this combined company because I believe it will provide extraordinary customer value.”

Transaction Highlights

The tender offer and merger are subject to customary closing conditions, including the satisfaction of the minimum tender condition in the tender offer that at least 79 percent of JDA’s outstanding shares on a fully diluted basis be tendered, and clearance from antitrust regulatory authorities. The transaction, which is expected to close by the end of 2012, will be funded with fully committed debt financing from Credit Suisse. In addition to contributing the current equity capital of RedPrairie, New Mountain Capital will also commit additional new cash equity to fund the transaction.

The Board of Directors of the combined company will be composed of the current members of the RedPrairie Board, including: Alok Singh, Michael Mayoras, Nanci Caldwell, Martin Hiscox, Lawrence Jackson, Thomas Manley, Peter Masucci, Tim Pawlenty and Janet Perna. Upon closing of the transaction, RedPrairie expects that Hamish Brewer will join the RedPrairie Board of Directors.

Greenhill & Co. acted as financial advisor to RedPrairie, and Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal counsel. Credit Suisse also served as a financial advisor to RedPrairie.

J.P. Morgan acted as financial advisor to JDA. DLA Piper LLP acted as legal counsel for JDA, and Cravath, Swaine & Moore LLP represented the independent directors of the Board of Directors of JDA.

Contacts

For RedPrairie:

Brunswick Group

Shahed Larson

+1 917 325 1939

slarson@brunswickgroup.com

Charlotte McCrum

+1 917 294 1727

cmccrum@brunswickgroup.com

For JDA:

Media:

Beth Elkin

469-357-4225

beth.elkin@jda.com

Investors:

Mike Burnett

480-308-3392

mike.burnett@jda.com

About RedPrairie

For more than 35 years, RedPrairie’s best-of-breed supply chain, workforce and all-channel retail solutions have put commerce in motion for the world’s leading companies. Installed in over 60,000 customer sites across more than 50 countries, RedPrairie solutions adapt to help ensure visibility and collaboration between manufacturers, distributors, retailers and consumers. RedPrairie is prepared to meet its customers’ current and future demands with multiple delivery options, flexible architecture and 24/7 technical and customer support. For a world in motion, RedPrairie is commerce in motion.

To learn more about how RedPrairie solutions can optimize your inventory, improve employee productivity or increase sales, visit RedPrairie.com or email info@redprairie.com.

RedPrairie is a registered trademark of RedPrairie Corporation. © 2012 RedPrairie Corporation. All Rights Reserved. Other product and service names mentioned herein are the trademarks of their respective owners.

About JDA Software Group

JDA® Software Group, Inc. (NASDAQ: JDAS), The Supply Chain Company®, is the leading provider of innovative supply chain management, merchandising and pricing excellence solutions worldwide. JDA empowers more than 2,700 companies of all sizes to make optimal decisions that improve profitability and achieve real results in the manufacturing, wholesale distribution, transportation, retail and services industries. With an integrated solutions offering that spans the entire supply chain from materials to the consumer, JDA leverages the powerful heritage and knowledge capital of acquired market leaders including i2 Technologies®, Manugistics®, E3®, Intactix® and Arthur®. JDA’s robust services offering, including complete solution lifecycle management via JDA Cloud Services, provides customers with leading-edge industry practices and supply chain expertise, lower total cost of ownership, long-term business value, and 24/7 functional and technical support. To learn more, visit jda.com or email info@jda.com.

Forward Looking Statements

This letter may contain forward-looking statements. These forward-looking statements involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding information regarding the intent, belief or current expectation of JDA Software Group, Inc. (the “Company”) and members of its senior management team. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook for the Company’s businesses, performance and opportunities and regulatory approvals, the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on August 6, 2012, its Quarterly Reports on Form 10-Q, its Current Reports on Form 8-K, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by an affiliate (the “Merger Sub”) of RP Crown Parent, LLC (the “Parent”), the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company and the Proxy Statement on Schedule 14A to be filed by the Company. All of the materials related to the transaction (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Notice to Investors

Pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of Nov. 1, 2012, by and among the Company, Parent and Merger Sub, Merger Sub will commence a tender offer within the time period specified in the Merger Agreement to acquire all of the outstanding shares of common stock, $0.01 par value per share, of the Company. The tender offer has not yet commenced. This letter is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Company common stock will be made pursuant to an offer to purchase and related materials that Merger Sub intends to file with the SEC. At the time the offer is commenced, Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ CAREFULLY AND CONSIDER THESE MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. All of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and stockholders may also obtain free copies of the documents filed by the Company with the SEC by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com.

Additional Information about the Merger and Where to Find It

This communication may be deemed to be proxy solicitation material in respect of the proposed acquisition of the Company by an affiliate of Parent. In connection with the potential one-step merger, the Company will file a Proxy Statement on Schedule 14A with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company pursuant to the terms of the Merger Agreement. THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ CAREFULLY AND CONSIDER THESE MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. After the Company’s filing thereof, investors and stockholders will also be able to obtain free copies of the Proxy Statement from the Company by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com.

The Company and its directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed transaction. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2012 Annual Meeting of Stockholders, which was filed with the SEC on October 4, 2012, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on August, 6, 2012, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the transaction when and if they become available. Information concerning the interests of the Company’s potential participants, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the transaction when it becomes available.

Contact Information

Investors:

Mike Burnett, JDA Group Vice President, Treasury & Investor Relations

480-308-3392

mike.burnett@jda.com

Media:

Beth Elkin, Vice President, Marketing & Communications

469-357-4225

beth.elkin@jda.com

The following letter was sent to employees of JDA Software Group, Inc. on November 1, 2012

Dear JDA Associates,

JDA Software has taken a major step in its evolution with today’s announcement of a definitive merger agreement with entities affiliated with RedPrairie, an enterprise software business owned by private equity firm New Mountain Capital (NMC). The agreement, announced this morning in a press release, establishes the first global enterprise software and services company to provide integrated planning and execution solutions for manufacturers and retailers. Our companies’ combined solution breadth, commitment to innovation and world-class associate base will allow us to deliver differentiated solutions that enable companies to achieve a greater command of commerce from raw materials to finished product and into the hands of consumers through any channel.

NMC, whose tagline is Building Great Businesses, recognized the enhanced value to both of our companies by combining JDA and RedPrairie. Today’s news is a clear example of their investment philosophy in action. NMC has a proven track record of successfully growing software businesses through investment and acquisition. In 2010, NMC acquired RedPrairie and since that time RedPrairie has grown substantially. JDA’s market-leading supply chain planning, merchandising and pricing solutions are a perfect strategic fit with RedPrairie’s rich heritage in warehousing, workforce management, store operations and e-commerce. This unique combination supports the all-channel capabilities that retailers and manufacturers must have to meet the needs of today’s hyper-connected consumers.

The combined companies will immediately represent a $1 billion+ powerhouse with a compelling value proposition for success today and continued growth in the future. For example, consider this:

•	JDA currently has more than 2,700 customers and RedPrairie has more than 1,400 customers. We share many customers in retailing and manufacturing including:

•	82 of the Stores Magazine global top 100

•	87 of the Consumer Goods Technology global top 100

•	22 of the Gartner Supply Chain Top 25

•	A heritage of innovation and global thought leadership with more than 300 patents granted and pending

•	A dedicated team of professionals focused on delivering value to customers around the world with innovative solutions and services, including:

•	More than 4,900 associates globally

•	A sales and marketing field force exceeding 500 professionals

•	A global R&D organization consisting of more than 1,200 people

•	A global solutions delivery capability enabled by a world-class consulting organization featuring more than 2,100 professionals around the world

•	A global cloud delivery platform capable of enabling thousands of customers to operate their mission critical supply chain systems and processes with faultless quality

Leaders from both JDA and RedPrairie will build an integration plan over the coming months with the intention of rapidly and successfully implementing that plan in the first part of 2013. As both companies have done in the past, we will employ a balanced “best of both” concept to fill each role in the new integrated organization.

In addition to today’s press release, you can find a Q&A document at www.jda.com/company/redprairie-merger. Please also watch your email for an invitation to a conference call later today, as well as a joint JDA-RedPrairie Associates’ webcast on Friday, Nov. 2. I encourage you to take advantage of these opportunities to learn about the benefits of this transaction and the opportunities ahead.

Regards,

Hamish

Forward Looking Statements

This letter may contain forward-looking statements. These forward-looking statements involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding information regarding the intent, belief or current expectation of JDA Software Group, Inc. (the “Company”) and members of its senior management team. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook for the Company’s businesses, performance and opportunities and regulatory approvals, the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on August 6, 2012, its Quarterly Reports on Form 10-Q, its Current Reports on Form 8-K, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by an affiliate (the “Merger Sub”) of RP Crown Parent, LLC (the “Parent”), the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company and the Proxy Statement on Schedule 14A to be filed by the Company. All of the materials related to the transaction (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Notice to Investors

Pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 1, 2012, by and among the Company, Parent and Merger Sub, Merger Sub will commence a tender offer within the time period specified in the Merger Agreement to acquire all of the outstanding shares of common stock, $0.01 par value per share, of the Company. The tender offer has not yet commenced. This letter is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Company common stock will be made pursuant to an offer to purchase and related materials that Merger Sub intends to file with the SEC. At the time the offer is commenced, Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ CAREFULLY AND CONSIDER THESE MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. All of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and stockholders may also obtain free copies of the documents filed by the Company with the SEC by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com.

Additional Information about the Merger and Where to Find It

This communication may be deemed to be proxy solicitation material in respect of the proposed acquisition of the Company by an affiliate of Parent. In connection with the potential one-step merger, the Company will file a Proxy Statement on Schedule 14A with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company pursuant to the terms of the Merger Agreement. THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ CAREFULLY AND CONSIDER THESE MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. After the Company’s filing thereof, investors and stockholders will also be able to obtain free copies of the Proxy Statement from the Company by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com.

The Company and its directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed transaction. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2012 Annual Meeting of Stockholders, which was filed with the SEC on October 4, 2012, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on August, 6, 2012, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the transaction when and if they become available. Information concerning the interests of the Company’s potential participants, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the transaction when it becomes available.

Contact Information

Investors:

Mike Burnett, JDA Group Vice President, Treasury & Investor Relations

480-308-3392

mike.burnett@jda.com

Media:

Beth Elkin, Vice President, Marketing & Communications

469-357-4225

beth.elkin@jda.com

The following is a list of Frequently Asked Questions for Employees of JDA Software Group, Inc. on November 1, 2012

Employee FAQ: JDA Software & RedPrairie Merger

November 1, 2012

Background

On November 1, 2012, JDA Software and RedPrairie, recognized leaders in enterprise software and services for the extended supply chain, announced that they have entered into a definitive merger agreement. The combined company will deliver significant value and return on investment through an integrated, comprehensive solutions offering.

FAQs

1.	Who is JDA?

JDA is a leading provider of supply chain management, merchandising and pricing solutions worldwide. The company has a customer base of more than 2,700 companies of all sizes, across manufacturing, wholesale distribution, transportation, retail and services industries. JDA’s robust services offering, including complete solution lifecycle management via JDA Cloud Services, provides customers with leading-edge industry practices and supply chain expertise, lower total cost of ownership, long-term business value, and 24/7 functional and technical support.

2.	Who is RedPrairie?

For 37 years, RedPrairie’s best-of-breed supply chain, workforce, and all-channel retail solutions have put commerce in motion for the world’s leading companies. RedPrairie has installations in more than 60,000 customer sites across more than 50 countries, and RedPrairie solutions adapt to help ensure visibility and collaboration between manufacturers, distributors, retailers and consumers. RedPrairie is prepared to meet its customers’ current and future demands with multiple delivery options, flexible architecture, and 24/7 technical and customer support.

3.	What is the strategy behind the acquisition and how will customers benefit?

We believe the combination of these two companies will create significant differentiation with the ability to address customer demands with an unprecedented solution breadth.

We are well aware that our customers and prospects are seeking advanced solutions and specialized domain expertise to enable integrated planning and execution. JDA’s supply chain planning, merchandising and pricing solutions are a perfect strategic fit with RedPrairie’s rich heritage in warehousing, transportation, workforce management, store operations and e-commerce. This unique combination supports the all-channel capabilities that retailers and manufacturers must have to meet the needs of today’s hyper-connected consumers.

4.	What will the combined company be named and where will it be headquartered?

Currently, both executive teams are focused on completing the initial steps of the merger. While the merger is being completed, we expect to immediately begin the process for determining these very important issues. No final decision has been made but we expect to be able to share these decisions over the next few months.

5.	How will this acquisition benefit employees of both companies?

The combined companies will immediately establish a $1 billion+ powerhouse focused on providing end-to-end supply chain solutions for manufacturers and retailers, delivering an unprecedented breadth of solutions to give businesses greater command of commerce from raw materials, to finished product and into the hands of the consumer through any channel. Of course this is a huge win for our customers but it also creates the demand and opportunity to further the careers of our employees.

Consider the compelling value it brings:

•

More than 2,700 JDA customers and 1,400 RedPrairie customers worldwide who can now integrate their operations in ways that were previously difficult to achieve. This impressive customer roster includes:

•	82 of the Stores Magazine global top 100

•	87 of the Consumer Goods Technology global top 100

•	22 of the Gartner Supply Chain Top 25

•	A heritage of innovation and global thought leadership with more than 300 patents granted and pending

•	A dedicated workforce focused on delivering value to customers around the world with innovative solutions and services.

•	More than 4,900 associates globally

•	A sales and marketing field force exceeding 500 professionals

•	A global R&D organization consisting of more than 1,200 people

•	A global solutions delivery capability enabled by a world-class consulting organization featuring more than 2,100 professionals around the world

The combination of the two companies presents employees:

•	The opportunity to work for a leading global company with significantly increased earnings capacity and the financial wherewithal to maintain a competitive compensation and benefits environment

•	Enhanced opportunities throughout the company, enabling employees to further their careers by expanding roles, skill development and increased leadership opportunities

•	An opportunity to gain new expertise or maximize current abilities with recognized industry-leading technologies and best practices

•	Increased opportunities to work side by side with employees who are experts and thought leaders in our field, to focus on innovation and utilize creativity

6.	Who will be the CEO of the combined companies?

JDA CEO Hamish Brewer is expected to lead the combined company. RedPrairie CEO Michael Mayoras will remain as a key contributor via his Board role. We are pleased that both Hamish Brewer and Michael Mayoras will continue to offer their leadership through these respective roles.

7.	Who will be on the management team?

Leaders from both JDA and RedPrairie will build an integration plan over the coming months with the intention of rapidly and successfully implementing that plan in the first part of 2013. As both companies have done in the past, we will employ a balanced ‘best of both’ concept to fill each role in the new integrated organization.

8.	Who will be on the Board of Directors?

The Board of Directors of the combined company will be composed of the current members of the RedPrairie Board, including: Alok Singh, Michael Mayoras, Nanci Caldwell, Martin Hiscox, Lawrence Jackson, Thomas Manley, Peter Masucci, Tim Pawlenty and Janet Perna. Upon closing of the transaction, RedPrairie expects that Hamish Brewer will join the RedPrairie Board of Directors.

9.	How many employees do JDA and RedPrairie have worldwide and where are they located?

Currently, RedPrairie has just over 1,700 employees and JDA has just fewer than 3,200 employees worldwide. The largest concentrations of employees for RedPrairie are in Alpharetta, GA, Waukesha, WI and Stokenchurch, UK. The largest concentrations of JDA employees are in Scottsdale, AZ; Hyderabad & Bangalore, India; and Dallas, TX. The remainder of RedPrairie’s and JDA’s employees is located in various office locations throughout North and South America, EMEA and Asia-Pacific. There are several cities internationally where JDA and RedPrairie both have offices, including Paris, France; Shanghai, China; Singapore and Melbourne, Australia.

10.	How will this transaction impact me as an employee and what can I expect until the transaction is closed?

We expect that transaction will close by the end of 2012. The integration plan would then be communicated and implemented at the first of the year. Until the pending merger receives all of the necessary approvals and is closed, our work should be “business as usual.” We all benefit by staying focused on meeting our deadlines, customer commitments and achieving our 2012 business plan.

11.	Will there be a reduction in workforce as a result of the merger?

The combined organization will seek to retain those employees from JDA and RedPrairie who are the best fit for the go-forward company. It is a possibility in mergers such as these that some employees from both companies may be subject to job loss in functions where there will be duplication. The history of the two companies would demonstrate that we will achieve the greatest benefit by maintaining and capitalizing on the vast majority of employees in all operating functions and that a combination of two strong organizations will likely lead to expanded employment and growth opportunities overall.

You have our commitment to treat all employees fairly and communicate openly, while adhering to all local employment regulations and practices.

12.	Will there be severance for employees who are not retained?

Yes. Both companies have a history of treating employees who are impacted from a reduction in force with fairness and of providing severance that is consistent with the practices in the markets in which we operate. We expect, as part of our integration plan, to develop guidelines with respect to severance that treat all employees impacted within both companies fairly, and to the extent possible, in a similar fashion.

13.	Will there be changes to my salary, incentive/commission/bonus opportunities and benefits?

We do not anticipate making any adjustments to compensation or benefit programs for employees at either JDA or RedPrairie between now and the date the acquisition closes, other than those that might occur in the normal course of business for both companies. During the integration planning process, we will work toward a goal of harmonizing the compensation and benefit programs across the combined company and this may require adjustments in some compensation and benefit programs. However, we will work toward ensuring that the combined company compensation and benefit programs will be attractive and competitive in the markets in which we compete. Both companies regularly review market conditions and incentive practices to maintain market competitiveness. This practice will continue under the combined organization.

14.	Will any employees be required to relocate?

If we have two locations close to one another then we may bring our employees together into shared locations in order to facilitate operating seamlessly as one company. In some cases roles may be relocated and, as a result, some employees may be provided with an opportunity to relocate. The company expects to have open positions in several offices around the world. We expect that these opportunities will be available for consideration to all associates in the newly combined company. We will also work to ensure that any changes that may be made are in accordance with local employment regulations and practices.

15.	When will we get definitive answers on possible changes to our benefit plans including insurance, 401(k), vacation and everything else potentially affected by the pending acquisition?

Specific details will be provided as soon as possible after the close. Our companies have similar benefits programs. In fact, in the US, JDA and RedPrairie have the same insurance carrier—United Healthcare—which should provide for a smooth transition. No changes will be made prior to the transaction taking place.

16.	What happens to JDA restricted stock units and performance shares that had been previously granted to JDA employees?

All JDA stock options, restricted stock, restricted stock units (RSUs) and Performance Share Awards (PSAs) will become vested and will be settled upon closing of the deal. Stock options with a per share exercise price that is less than the $45 purchase price per share paid in connection with the deal will be cancelled and converted into a right to receive, for each share subject to the option, a cash payment in an amount equal to the difference between the option exercise price per share and the $45 purchase price per share. Each share of JDA restricted stock, RSUs and PSAs will be cancelled as of the time of the closing and be converted into a right to receive a cash payment equal to the number of restricted shares or shares subject to the RSU or PSA (assuming in the case of the PSA that performance goals were achieved at target) multiplied by the $45 purchase price per share. The amounts paid will be reduced by applicable withholding taxes and will be paid within five business days following the closing of the deal.

17.	What are the corporate cultures of JDA and RedPrairie?

There are many similarities between the JDA and RedPrairie corporate cultures. Both employ a hybrid expansion strategy relying on acquisition and organic growth. Both have rich heritages in the industry. And, both have long been committed to providing their customers with innovative, best-in-class products, support and service. This dedication drives both companies’ culture.

18.	Do both JDA and RedPrairie customers know about the merger?

Yes, a communication was sent out earlier today to all customers announcing the transaction. A copy of the letter can be found at www.jda.com/company/redprairie-merger.

19.	My customers are calling and asking me questions. What can I tell them?

Until the merger transaction is completed, it is “business as usual.” You can rely on the press release, customer letter and this FAQ to share information. First and foremost, the top priority on both sides is to continue to provide customers with consistent, high-quality service and support.

20.	What would a combined product portfolio look like and how much solution overlap is there? How will product strategy be determined under the combined company?

The combined company’s complementary product suites will create a best-of-breed industry leader that is positioned for growth through an unprecedented, broad solution offering. JDA’s solutions, which include supply chain, pricing and merchandising, are a perfect fit with RedPrairie’s rich heritage in warehouse, transportation, workforce management, store operations and all-channel commerce.

While there is some product overlap, no product decisions have been determined. Once the transaction is completed, a thorough process involving both companies’ product and strategy teams will begin to develop go-forward plans. When we have further information we will let you know when you can expect a comprehensive product integration strategy from these teams. Our strategy will not simply be focused on integration, we will also seek to create new opportunities for our customers and ourselves.

21.	How will the combination impact product support?

Customers will not experience any impact to their product support at this time. Once the merger is finalized, senior management and the support teams from both companies will begin a comprehensive process regarding future customer support plans.

22.	What if a member of the media or an analyst contacts me?

If a member of the press or an industry analyst contacts you, direct them to one of the following:

Media:

Beth Elkin, JDA Vice President, Marketing & Communications

469-357-4225; beth.elkin@jda.com

Stephen Phillips, JDA Public Relations Manager

469-357-4826; stephen.phillips@jda.com

Industry Analysts:

Ryan Mahoney, JDA Senior Manager, Analyst Relations

617-761-2939; ryan.mahoney@jda.com

Owen Milbury, JDA Analyst Relations Manager

617-761-2930; owen.milbury@jda.com

If a member of the financial community contacts you, direct them immediately to:

Mike Burnett, JDA Group Vice President, Treasury & Investor Relations

480-308-3392; mike.burnett@jda.com

Forward Looking Statements

This Q&A document may contain forward-looking statements. These forward-looking statements involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding information regarding the intent, belief or current expectation of JDA Software Group, Inc. (the “Company”) and members of its senior management team. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook for the Company’s businesses, performance and opportunities and regulatory approvals, the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on August 6, 2012, its Quarterly

Reports on Form 10-Q, its Current Reports on Form 8-K, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by an affiliate (the “Merger Sub”) of RP Crown Parent, LLC (the “Parent”), the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company and the Proxy Statement on Schedule 14A to be filed by the Company. All of the materials related to the transaction (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Notice to Investors

Pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 1, 2012, by and among the Company, Parent and Merger Sub, Merger Sub will commence a tender offer within the time period specified in the Merger Agreement to acquire all of the outstanding shares of common stock, $0.01 par value per share, of the Company. The tender offer has not yet commenced. This Q&A document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Company common stock will be made pursuant to an offer to purchase and related materials that Merger Sub intends to file with the SEC. At the time the offer is commenced, Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ CAREFULLY AND CONSIDER THESE MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. All of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and stockholders may also obtain free copies of the documents filed by the Company with the SEC by contacting JDA Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com.

Additional Information about the Merger and Where to Find It

This communication may be deemed to be proxy solicitation material in respect of the proposed acquisition of the Company by an affiliate of Parent. In connection with the potential one-step merger, the Company will file a Proxy Statement on Schedule 14A with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company pursuant to the terms of the Merger Agreement. THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ CAREFULLY AND CONSIDER THESE MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. After the Company’s filing thereof, investors and stockholders will also be able to obtain free copies of the Proxy Statement from the Company by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com.

The Company and its directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed transaction. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2012 Annual Meeting of Stockholders, which was filed with the SEC on October 4, 2012, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on August, 6, 2012, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the transaction when and if they become available. Information concerning the interests of the Company’s potential participants, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the transaction when it becomes available.

Contact Information

Investors:

Mike Burnett, JDA Group Vice President, Treasury & Investor Relations

480-308-3392

mike.burnett@jda.com

Media:

Beth Elkin, Vice President, Marketing & Communications

469-357-4225

beth.elkin@jda.com

The following letter was sent to customers of JDA Software Group, Inc. on November 1, 2012

November 1, 2012

Dear JDA Customer,

A short time ago we announced an exciting merger with RedPrairie, a leader in supply chain execution and workforce management solutions. Our companies’ combined solution breadth, commitment to innovation and world-class associate base will allow us to deliver differentiated solutions that enable our customers to achieve a greater command of commerce from raw materials to finished product and into the hands of consumers through any channel. We expect this transaction to close by the end of 2012, following customary approvals.

New Mountain Capital (NMC) a private equity firm whose tagline is Building Great Businesses, recognized the enhanced value to both of our companies – and our customers – by combining JDA and RedPrairie. Today’s news is a clear example of their investment philosophy in action. NMC has a proven track record of successfully growing software businesses through investment and acquisition. In 2010, NMC acquired RedPrairie and since that time RedPrairie has grown substantially. JDA’s market-leading supply chain planning, merchandising and pricing solutions are a perfect strategic fit with RedPrairie’s rich heritage in warehousing, workforce management, store operations and e-commerce.

We believe that the combination of JDA and RedPrairie will give you access to an unmatched portfolio of best-in-class solutions, a dedicated and global team of expert consultants and the supply chain knowledge garnered from working with the more than combined customers.

Our companies’ combined solution breadth, commitment to innovation and world-class associate base will allow us to deliver differentiated solutions that enable our customers to achieve a greater command of commerce from raw materials to finished product and into the hands of consumers through any channel.

Additionally, the combined company will have a legacy of innovation and thought leadership, with more than 300 patents granted and pending. It will also result in a company of greater size and global reach, which will increase our ability to compete and service markets more effectively. When the transaction closes the combined company will have more than 4,900 associates globally, a R&D organization consisting of 1,200 people and a global solution delivery capability enabled by a world-class consulting organization featuring more than 2,100 professionals around the world. I want to assure you that as we bring these two companies together, providing you excellent service and support remains our top priority. The integration of the companies will be a thoughtful and thorough process aimed at providing not just continuity for you as our customer, but increased value and an even deeper partnership. I will provide you with further updates as the transaction reaches certain milestones. To further provide you with additional details on JDA’s pending transaction with RedPrairie, we have created an online resource where you can find the latest news, including today’s press release and a Q&A. You can find it on our website at www.jda.com/company/redprairie-merger.

We thank you for your business and look forward to adding even more value to our business relationship in the years ahead.

Warm regards,

/s/ Hamish Brewer
Hamish Brewer
President and CEO
JDA Software Group, Inc.

Forward Looking Statements

This letter may contain forward-looking statements. These forward-looking statements involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding information regarding the intent, belief or current expectation of JDA Software Group, Inc. (the “Company”) and members of its senior management team. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook for the Company’s businesses, performance and opportunities and regulatory approvals, the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on August 6, 2012, its Quarterly Reports on Form 10-Q, its Current Reports on Form 8-K, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by an affiliate (the “Merger Sub”) of RP Crown Parent, LLC (the “Parent”), the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company and the Proxy Statement on Schedule 14A to be filed by the Company. All of the materials related to the transaction (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Notice to Investors

Pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of Nov. 1, 2012, by and among the Company, Parent and Merger Sub, Merger Sub will commence a tender offer within the time period specified in the Merger Agreement to acquire all of the outstanding shares of common stock, $0.01 par value per share, of the Company. The tender offer has not yet commenced. This letter is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Company common stock will be made pursuant to an offer to purchase and related materials that Merger Sub intends to file with the SEC. At the time the offer is commenced, Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ CAREFULLY AND CONSIDER THESE MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. All of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and stockholders may also obtain free copies of the documents filed by the Company with the SEC by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com.

Additional Information about the Merger and Where to Find It

This communication may be deemed to be proxy solicitation material in respect of the proposed acquisition of the Company by an affiliate of Parent. In connection with the potential one-step merger, the Company will file a Proxy Statement on Schedule 14A with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company pursuant to the terms of the Merger Agreement. THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ CAREFULLY AND CONSIDER THESE MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. After the Company’s filing thereof, investors and stockholders will also be able to obtain free copies of the Proxy Statement from the Company by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com.

The Company and its directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed transaction. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2012 Annual Meeting of Stockholders, which was filed with the SEC on October 4, 2012, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on August, 6, 2012, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the transaction when and if they become available. Information concerning the interests of the Company’s potential participants, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the transaction when it becomes available.

Contact Information

Investors:

Mike Burnett, JDA Group Vice President, Treasury & Investor Relations

480-308-3392

mike.burnett@jda.com

Media:

Beth Elkin, Vice President, Marketing & Communications

469-357-4225

beth.elkin@jda.com

The following is a list of Frequently Asked Questions for Customers of JDA Software Group, Inc. on November 1, 2012

Customer FAQ: JDA Software & RedPrairie Merger

November 1, 2012

Background

On November 1, 2012, JDA Software and RedPrairie, recognized leaders in enterprise software and services for the extended supply chain, announced that they have entered into a definitive merger agreement. The combined company will deliver significant value and return on investment through an integrated, comprehensive solutions offering.

FAQs

1.	Who is JDA?

JDA is a leading provider of supply chain management, merchandising and pricing solutions worldwide. The company has a customer base of more than 2,700 companies of all sizes, across manufacturing, wholesale distribution, transportation, retail and services industries. JDA’s robust services offering, including complete solution lifecycle management via JDA Cloud Services, provides customers with leading-edge industry practices and supply chain expertise, lower total cost of ownership, long-term business value, and 24/7 functional and technical support.

2.	Who is RedPrairie?

For 37 years, RedPrairie’s best-of-breed supply chain, workforce, and all-channel retail solutions have put commerce in motion for the world’s leading companies. RedPrairie has installations in more than 60,000 customer sites across more than 50 countries, and RedPrairie solutions adapt to help ensure visibility and collaboration between manufacturers, distributors, retailers and consumers. RedPrairie is prepared to meet its customers’ current and future demands with multiple delivery options, flexible architecture, and 24/7 technical and customer support.

3.	What is the strategy behind the acquisition and how will customers benefit?

We believe the combination of these two companies will create significant differentiation with the ability to address customer demands with an unprecedented solution breadth.

We are well aware that our customers and prospects are seeking advanced solutions and specialized domain expertise to enable integrated planning and execution. JDA’s supply chain planning, merchandising and pricing solutions are a perfect strategic fit with RedPrairie’s rich heritage in warehousing, transportation, workforce management, store operations and e-commerce. This unique combination supports the all-channel capabilities that retailers and manufacturers must have to meet the needs of today’s hyper-connected consumers.

Consider the compelling value it brings to customers:

•	Over 2,700 JDA customers and 1,400 RedPrairie customers worldwide can now integrate their operations in ways that were previously difficult to achieve.

•	The combination of these companies will offer customers a technology provider that has:

•	A heritage of innovation and global thought leadership with more than 300 patents granted and pending

•	A dedicated workforce focused on delivering value to customers around the world with innovative solutions and services.

•	More than 4,900 associates globally

•	A sales and marketing field force exceeding 500 professionals

•	A global R&D organization consisting of 1,200 people

•	A global solution delivery capability enabled by a world-class consulting organization featuring 2100 professionals around the world

4.	Who will be the CEO of the combined companies?

JDA CEO Hamish Brewer is expected to lead the combined company. RedPrairie CEO Michael Mayoras will remain as a key contributor via his Board role. We are pleased that both Hamish Brewer and Michael Mayoras will continue to offer their leadership through these respective roles.

5.	Who will be on the management team?

Leaders from both JDA and RedPrairie will build an integration plan over the coming months with the intention of rapidly and successfully implementing that plan in the first part of 2013. As both companies have done in the past, they will employ a balanced ‘best of both’ concept to fill each role in the new integrated organization.

6.	Who will be on the Board of Directors?

The Board of Directors of the combined company will be composed of the current members of the RedPrairie Board, including: Alok Singh, Michael Mayoras, Nanci Caldwell, Martin Hiscox, Lawrence Jackson, Thomas Manley, Peter Masucci, Tim Pawlenty and Janet Perna. Upon closing of the transaction, RedPrairie expects that Hamish Brewer will join the RedPrairie Board of Directors.

7.	What are the corporate cultures of JDA and RedPrairie?

There are many similarities between the JDA and RedPrairie corporate cultures including a rich heritages in the industry. And, both have long been committed to providing their customers with innovative, best-in-class products, support and service. This dedication drives both companies’ culture.

8.	What would a combined product portfolio look like and how much solution overlap is there? How will product strategy be determined under the combined company?

The combined company’s complementary product suites will create a best-of-breed industry leader that is positioned for growth through an unprecedented, broad solution offering. JDA’s solutions, which include supply chain, pricing and merchandising, are a perfect fit with RedPrairie’s rich heritage in warehouse, transportation, workforce management, store operations and all-channel commerce.

9.	How will the merger impact product support?

Customers will not experience any impact to their product support at this time. Once the merger is finalized, senior management and the support teams from both companies will begin a comprehensive process regarding future customer support plans.

Forward Looking Statements

This Q&A document may contain forward-looking statements. These forward-looking statements involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding information regarding the intent, belief or current expectation of JDA Software Group, Inc. (the “Company”) and members of its senior management team. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook for the Company’s businesses, performance and opportunities and regulatory approvals, the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on August 6, 2012, its Quarterly Reports on Form 10-Q, its Current Reports on Form 8-K, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by an affiliate (the “Merger Sub”) of RP Crown Parent, LLC (the “Parent”), the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company and the Proxy Statement on Schedule 14A to be filed by the Company. All of the materials related to the transaction (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Notice to Investors

Pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 1, 2012, by and among the Company, Parent and Merger Sub, Merger Sub will commence a tender offer within the time period specified in the Merger Agreement to acquire all of the outstanding shares of common stock, $0.01 par value per share, of the Company. The tender offer has not yet commenced. This Q&A document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Company common stock will be made pursuant to an offer to purchase and related materials that Merger Sub intends to file with the SEC. At the time the offer is commenced, Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ CAREFULLY AND CONSIDER THESE MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. All of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and stockholders may also obtain free copies of the documents filed by the Company with the SEC by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com.

Additional Information about the Merger and Where to Find It

This communication may be deemed to be proxy solicitation material in respect of the proposed acquisition of the Company by an affiliate of Parent. In connection with the potential one-step merger, the Company will file a Proxy Statement on Schedule 14A with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company pursuant to the terms of the Merger Agreement. THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ CAREFULLY AND CONSIDER THESE MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. After the Company’s filing thereof, investors and stockholders will also be able to obtain free copies of the Proxy Statement from the Company by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com.

The Company and its directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed transaction. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2012 Annual Meeting of Stockholders, which was filed with the SEC on October 4, 2012, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on August, 6, 2012, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the transaction when and if they become available. Information concerning the interests of the Company’s potential participants, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the transaction when it becomes available.